The Hillshire Brands Company

400 South Jefferson Street

Chicago, IL 60607

(312) 614-6000

May 28, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Karl Hiller
Branch Chief

Re:	The Hillshire Brands Company
Form 10-K for the Fiscal Year ended June 29, 2013
Filed August 23, 2013
File No. 001-03344
Response letter dated February 21, 2014

Dear Mr. Hiller:

This letter sets forth the responses of The Hillshire Brands Company (the “Company”) to the comments contained in the letter from the Division of Corporation Finance (the “Division”), dated April 23, 2014 (the “Comment Letter”), regarding the Company’s Form 10-K for the fiscal year ended June 29, 2013 filed with the Securities and Exchange Commission (the “Commission”) on August 23, 2013. The comments of the Commission are set forth in the bold and italicized text below and the Company’s responses are set forth in the text beneath each Division comment.

Form 10-K for the Fiscal Year ended June 29, 2013

Exhibit 13—Annual Report

Financial Statements

Note 19 – Business Segment Information, page 63

1.	Division Comment: We have read your response to prior comment two pertaining to your identification of reportable business segments. We understand that you have identified your CEO as your CODM, although you acknowledge that he “…leads the Company with a supporting senior leadership team (“SLT”) that assists in providing input and driving the performance of the Company.” You further clarify by stating that the “CEO utilizes inputs from the SLT to evaluate performance.” Please describe the nature and form of this input. Additionally, explain the extent to which the input pertains to your seven key brands, and includes any combination of operating metrics, budgets or targets, related to sales, costs or market share.

Company Response:

As the Company indicated in its response letter dated February 21, 2014, in accordance with ASC-280-10-50-1, the Company has determined that its operating and reportable segments are Retail and Foodservice / Other. The Retail segment sells a variety of branded packaged meat and frozen bakery products to retail customers in North America. It also includes gourmet artisanal sausage and salami products. The Foodservice / Other segment sells a variety of meat and bakery products to foodservice customers in North America such as broad-line foodservice distributors, restaurants, hospitals and other large institutions, and also includes results for the Company’s commodity meat products.

The Company’s significant brands include Jimmy Dean, Ball Park, Hillshire Farm, State Fair and Sara Lee, as well as artisanal brands Aidells and Gallo Salame. The Company offers a variety of products in different consumer categories under each of its brands.

As the Company indicated in its response letter dated February 21, 2014, Sean M. Connolly, President and Chief Executive Officer of the Company, is the CODM. As such, he is responsible for allocating resources and assessing performance based on the Company’s two segments. Mr. Connolly’s management is aligned with the Company’s segments. As shown on the organizational charts previously submitted to the Division as Exhibit J, the Company has two segment managers for Retail and Foodservice/Other, respectively.

Mr. Connolly leads the Company with a supporting senior leadership team (the “SLT”) that assists in providing input and driving the performance of the Company. The SLT consists of key functional leads for the Company, including the two segment managers and representatives from legal, finance, human resources, and supply chain. Below, please find a discussion of the nature and form of the inputs from the SLT that the Company’s CODM uses to evaluate performance.

Period Review Meetings

On a monthly basis, the CODM and SLT conduct a period review meeting. The primary objectives of the meeting are to inform the CODM and SLT members of the financial results of the Company’s two operating and reportable segments, as well as to discuss likely future performance as compared to budget, the implications for enterprise performance, and risks and opportunities. At the period review meeting, the SLT reviews an information packet that includes Operating Segment Income (“OSI”), the key operating metric the CODM uses to evaluate performance and in allocating resources. OSI is defined by the company as segment sales less trade promotion; cost of goods sold; distribution; media, advertising & promotion (“MAP”); and selling, general & administrative costs. OSI measures the Company’s financial performance based on operational factors and helps the CODM and management evaluate performance, identify controllable expenses and make decisions designed to meet financial goals and optimize financial performance. A copy of the Period Review information packet dated October 11, 2013 was included as part of the Quarterly Reporting Package for the First Quarter of Fiscal 2014 provided to the CODM and was previously submitted to the Division as Exhibit B.

The period review materials may also include market share and consumption data for the “Seven Key Brands,” as gathered and reported by Information Resources, Inc. (“IRI”). IRI is a third-party market research company which provides clients with consumer, shopper, and retail market intelligence and analysis focused on the consumer packaged goods industry. No profitability metrics are presented with regards to the “Seven Key Brands” nor are any allocation or resource decisions made by the CODM based upon information presented for the “Seven Key Brands”. The “Seven Key Brands” is a concept defined solely for purposes of tracking a metric included in the AIP, and does not correlate to the Company’s significant brands, segments or business units that comprise the respective segments. The AIP and the definition of the “Seven Key Brands” are discussed in further detail below in the Company’s Response to Comment 2.

Weekly SLT Meetings

In addition to the monthly period review meetings, the CODM also has a weekly meeting with the SLT. The managers for the Retail and Foodservice/Other segments lead their respective segment-level business review updates at each meeting. Individuals below the level of segment-manager do not regularly attend the meetings. The updates are intended to keep the CODM apprised of high-level developments in the business areas under the responsibility of the segment managers, such as critical business risks, significant strategic and operating initiatives, product launches, customer negotiations and upcoming customer visits. The CODM retains ultimate authority and responsibility for resource allocation and performance assessment of the Company’s operations. The business review updates are typically followed by a roundtable discussion where the other SLT members are invited to share developments in their areas of responsibility. These meetings do not include the discussion or presentation of quantified information about the performance of the segments.

Bi-Monthly Meetings with SLT Members

The CODM typically meets one-on-one with each member of the SLT on a bi-monthly basis. The one-on-one meetings are intended as an opportunity for the CODM and each SLT member to discuss strategy, leadership development and team structure. These meetings do not include the discussion or presentation of quantified information about the performance of the segments.

2.	Division Comment: We note that disclosure regarding your Annual Incentive Plan (“AIP”) appearing on page 25 of the Definitive Proxy Statement that you filed on September 12, 2013 indicates your AIP includes a component based on a “target performance level” of sales for each of your seven key brands (Market Share Increase) and that such measures, along with other measures underlying other components of your AIP, are typically the same as those included in your Annual Operating Plan. Tell us the extent to which target performance levels for each of the seven key brands are included in the Annual Operating Plan.

Company Response:

Annual Incentive Plan Performance Measures

The Company’s fiscal 2013 AIP utilized both financial and strategic performance measures. The four performance measures related to financial metrics (Net Sales, EBIT, Average Working Capital and MAP Spend as % of Net Sales) were at the consolidated level and were set forth in the fiscal 2013 Annual Operating Plan (the “AOP”). The target performance level for each financial metric set forth in the fiscal 2013 AIP was the same as the target performance level for each respective metric included in the final fiscal 2013 AOP, as approved by the Board.

Market Share Increase, the fifth performance metric, was included in the fiscal 2013 AIP as a strategic gauge to measure the comprehensive sales performance of a selection of the Company’s product stock keeping units (“SKUs”) in several categories (i.e., the “Seven Key Brands”) versus sales in the competitive marketplace with respect to each category. The purpose of this metric is to ensure that the financial results of the Company are not achieved at the expense of building significant brands.

The Compensation and Employee Benefits Committee (the “Compensation Committee”) of the Board of Directors approved the threshold, target and maximum performance levels for Market Share Increase set forth in the fiscal 2013 AIP on the basis that Market Share Increase was a reasonable proxy for the competitive marketplace sales performance of the Company’s products and could be readily calculated based on the data provided by IRI. The performance levels are straightforward: in the fiscal 2013 AIP, threshold was at least 2 out of the “Seven Key Brands” must show a market share increase as compared to 2012’s market share; target was at least 4 out of the “Seven Key Brands”; and maximum was all of the “Seven Key Brands”. The actual formula used to measure Market Share Increase is described below.

While the target performance levels for the fiscal 2013 AIP’s financial performance measures are typically included in the AOP, Market Share Increase was not budgeted for in the plan. It was not included because one of the primary metrics used to measure Market Share Increase is overall sales in the competitive marketplace category, as tracked by IRI. As such, Market Share Increase was not a Company-specific financial metric budgeted for in the fiscal 2013 AOP.

“Seven Key Brands” and Market Share Increase AIP Metric

The Company’s significant brands include Jimmy Dean, Ball Park, Hillshire Farm, State Fair and Sara Lee, as well as artisanal brands Aidells and Gallo Salame. The Company offers a variety of products in different consumer categories under each of its brands.

The “Seven Key Brands,” for purposes of the AIP, are comprised only of select product SKUs aggregated in seven groupings housed within five of the Company’s significant brands (i.e., Ball Park, Jimmy Dean, State Fair, Hillshire Farms and Aidells). The “Seven Key Brands,” as defined in the fiscal 2013 AIP, are: Ball Park Hot Dogs, State Fair Corn Dogs, Jimmy Dean Breakfast Sausage, Jimmy Dean Frozen Breakfast, Hillshire Farm Lunchmeat, Hillshire Farm Smoked Sausage and Aidells Smoked Sausage. The “Seven Key Brands” is a concept defined solely for purposes of tracking Market Share Increase, one of several metrics included in the Company’s AIP, and does not correlate to the Company’s significant brands, business units or segments.

As described above, Market Share Increase was included in the fiscal 2013 AIP as a strategic gauge to measure the comprehensive sales performance of a selection of the Company’s product SKUs in several categories (i.e., the “Seven Key Brands”) versus sales in the competitive marketplace with respect to each category.

For example, “Jimmy Dean Breakfast Sausage” aggregates retail sales for the Company’s SKUs sold under the Jimmy Dean brand in IRI’s breakfast sausage product category, such as Jimmy Dean Pork Sausage Roll and Jimmy Dean Fully Cooked Original Pork Sausage Patties. Likewise, “Jimmy Dean Frozen Breakfast” aggregates the retail sales for the Company’s SKUs sold under the Jimmy Dean brand in IRI’s frozen breakfast product category, such as Jimmy Dean Sandwiches (excluding “Delights”), Jimmy Dean Flapsticks (pancake and sausage), Jimmy Dean Bowls (excluding “Delights”), Jimmy D’s and Jimmy Dean Delights. Note that there are several product SKUs sold under the Ball Park, State Fair, Jimmy Dean, Hillshire Farm and Aidell’s brands that are not included in the “Seven Key Brands”.

Market Share Increase compares the sales performance of the “Seven Key Brands” to the sales performance of all products included in their respective competitive marketplace categories using the following formula: Brand Dollar Sales for each of the “Seven Key Brands” divided by the Category Dollar Sales for all of the SKUs sold by all competitors in the relevant marketplace category for fiscal 2013, less the same ratio for fiscal 2012. Brand Dollar Sales means sales dollars as tracked by IRI for each of the product SKUs included in the “Seven Key Brands” sold through the tracked multioutlet channels which include grocery, drug, Target, K Mart, Wal-Mart, Sam’s Club, BJ’s Club stores, Dollar Stores and military commissaries. Category Dollar Sales means all sales dollars as tracked by IRI for the hot dog, corn dog, breakfast sausage, frozen protein breakfast, mainstream lunchmeat, smoked sausage and super premium smoked sausage categories sold through the tracked multioutlet channels.

3.	Division Comment: Please describe for us, in reasonable detail, the nature and extent of involvement of your CEO and members of the SLT in preparing the Annual Operating Plan, including their roles in developing any target performance levels of sales for each of your seven key brands. As part of your response, describe the process by which your Annual Operating Plan is developed and approved, including the process through which target performance levels of sales for your seven key brands are established. Additionally, provide us with copies of your 2013 and 2014 Annual Operating Plans as supplemental information.

Company Response:

In response to the Division’s request for supplemental information, the Company is submitting to the Division, under separate cover and with a request for confidential treatment, a copy of the fiscal 2013 AOP as presented to the Board on June 28, 2012. A copy of the fiscal 2014 AOP is not being provided since the information in the fiscal 2014 AOP is consistent with the information in the fiscal 2013 AOP.

The Strategic Plan (“SP”) is the Company’s three-year financial outlook and is the basis on which the AOP is developed. The SP is updated annually by management, presented to the CODM for review and approval, and ultimately submitted to the Board for approval. Once the SP has been approved by the Board, AOP targets that support the approved SP for the upcoming fiscal year are assigned to the segments by the CODM to support the consolidated SP targets for the upcoming fiscal year. These consolidated and segment targets become the basis for the AOP.

Once the initial consolidated and segment AOP targets are in place, the process is broadly as follows:

•	Segment managers, in conjunction with the CFO of Retail and Foodservice / Other (“Segment CFO”), set targets for each of the business units that comprise the respective segments consistent, in aggregate, with the total segment budget targets established by the CODM;

•	The business unit leaders develop detailed budgets consistent with targets set for their areas by the segment managers and Segment CFO; and

•	The business units’ detailed budgets are reviewed by the segment managers who are responsible for approving the business unit AOPs and ensuring that they support the targets for the overall segment.

After the segment budgets are finalized, the Segment CFO delivers the segment budgets to the Company’s Financial Planning & Analysis (“FP&A”) function, and FP&A prepares the final consolidated AOP. The final AOP is reviewed at the consolidated and segment levels by members of the SLT and the CODM, who ensures that the AOP is aligned with the strategic priorities for the Company and the segments. After approval by the CODM, the AOP is then presented to the Board for final review and approval.

Target performance levels of sales are not assigned to the product SKUs that comprise the “Seven Key Brands” as part of the AOP process. The process for setting Market Share Increase, the AIP target with respect to the “Seven Key Brands,” is discussed in the Company’s Response to Comment 2.

4.	Division Comment: Given your response to prior comment two, stating that your CEO “retains ultimate authority and responsibility for resource allocation and performance assessment,” please clarify the extent to which this includes the process of formulating target performance levels for the seven key brands, and measuring actual results and providing incentive compensation based on brand performance relative to these metrics. As the AIP appears to entail resource allocation based on performance of these brands, please explain to us how this aspect of your operations is encompassed in the role of the CODM and how it is considered as a factor in identifying your operating segments.

Company Response:

The AIP is a Board-approved and Compensation Committee-administered plan for determining actual incentive awards each year for hundreds of employees, including the named executive officers. For fiscal 2013, the Compensation Committee updated the metrics used as performance measures for the AIP and selected both financial and strategic metrics. The Compensation Committee approved the fiscal 2013 performance objectives for the AIP with a focus on rewarding financial and strategic performance that contributes to increased stockholder value and measuring the effectiveness of operating performance, sales, capital management and marketing investments.

The Compensation Committee is actively engaged in establishing the specific target performance level for each performance measure. Management, with the CODM’s approval, recommended to the Compensation Committee, and the Compensation Committee reviewed and approved, the threshold, target and maximum performance levels for Market Share Increase set forth in the AIP. The Compensation Committee believed that the selected performance levels were reasonable proxy measurements to track the competitive marketplace sales performance of the Company’s products.

At the end of fiscal 2013, the Chief Financial Officer presented a report to the Compensation Committee certifying the Company’s actual performance with respect to each performance metric identified in the fiscal 2013 AIP, including Market Share Increase, which was measured solely using external market data provided by IRI.

Given that the CODM does not assess performance or allocate resources to the “Seven Key Brands,” does not review product profitability for the “Seven Key Brands” and only reviews certain market share data with respect to the “Seven Key Brands,” the “Seven Key Brands” are not considered operating segments as defined in ASC 280-10-50-1.

Acknowledgements and Closing Comments

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to written staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions regarding the matters covered by this letter, or desire additional information, please contact me at (312) 614-7607 or via email at maria.henry@hillshirebrands.com.

Very truly yours,

The Hillshire Brands Company

By:	/s/ Maria Henry
Name:	Maria Henry
Title:	Executive Vice President, Chief Financial Officer
(Chief Accounting Officer)

cc:	Kent Magill, Executive Vice President, General Counsel and Corporate Secretary Melissa Napier, Interim Controller, Treasurer and Senior Vice President, Investor Relations